UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

TerraCycle’s Business

Overview:  Operating in 20 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. We were formed in August 2017, and, our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s US operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard-to-recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard-to-recycle materials into specific products.

Over the past two decades of operation, we have focused on this neglected area of recycling, which has been profitable for both companies now for several years. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers.

Positioning: Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, community centers, religious institutions, civic organizations, etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or waterways, or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard-to-recycle waste streams from plastic packaging, disposable gloves and masks, and candy and snack wrappers; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard-to-recycle waste streams like cigarette butts, disposable razors, and health and nutrition packaging. By becoming a public recycling location, cities are supplied collection bins to facilitate community recycling. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but practically most are not and instead are sent to landfill or incineration. Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals. The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s less expensive to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration. To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and continually look to innovate around how to solve for it by making it exciting, which we can do through our vision that such waste has positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as contact lenses) that previously only had negative value.

Our participants:  We engage collectors, who come from all backgrounds.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to lighters and used chewing gum to toothbrushes to toothpaste tubes. We regularly develop new business models to engage diverse participants in recycling solutions as well as continue to innovate and improve within our business models.

We think outside of the box:  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as they tend to be capital-intensive. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams. More recently, we expanded our recycling solutions to include lighting and electronic waste.

Significant public exposure:  Our company is in the press almost every day, often several times per day. We have been featured on covers or prominent features of several magazines and other publications, ranging from Chief Executive and Smart CEO to Business Insider, Yahoo! News, Fast Company, as well as section covers of the New York Times and other notable newspapers. TerraCycle is covered in the press every day, averaging over 50 placements daily, which highlight our company and the innovative solutions for waste we develop for the world’s largest brands. Recent placements include outlets such as Good Morning America, Forbes, BuzzFeed, The Guardian, Good Housekeeping, USA Today, ELLE, Parade and many other notable mainstream media outlets . TerraCycle and Founder/CEO Tom Szaky are regularly honored with highly respected awards such as INC. 5000 List, the 2023 Real Leaders Impact Award and the Momentum 100 2024 CEO Impact Award among numerous other recognitions.

Our business is generating net income and growing: “The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and continue to expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

Growth: We continue to pursue companies to acquire that will allow us to grow our revenue and expand our service offerings. We expect to use the majority of proceeds raised from our Regulation A offering to acquire additional companies and revenue streams.

Some attributes of our stock: Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO. For information regarding dividend distributions, see Item 2. Management’s Discussion and Analysis – Liquidity and Capital Resources – Dividends.

The Company

We operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

With our Sponsored Waste Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

Regulated Waste provides products and services to help consumer facilitate the effective and compliant management of regulated, universal and hazardous waste. This may include fluorescent lamps, bulbs, batteries, and e-waste as well as organic waste, medical waste and other waste streams that are potentially harmful to the environment.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

Our Operations teams source and onboard third party material processors who convert the collected materials according to TerraCycle's specifications. Materials are processed through mechanical sortation, conversion and compounding to produce new recycled raw materials which are then used in manufacturing new products.

We can recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PP, PET, aluminum, and other traditionally non-recyclable combinations that include engineering grade plastics. The principal outputs of our process are lower end material mixtures (often comprised of multiple polymers), which can be used by manufacturers that make industrial type products that are traditionally more forgiving. Some examples of these products include plastic lumber, plastic containers, plastic shipping pallets and dunnage (large containers used for carrying objects). In 2023, we added lighting and electronic waste recycling of mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

Overview

TerraCycle, Inc, is our parent company and owns 100% of our voting stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were formed in August 2017, our parent company has been operating in the United States since 2003, and internationally since 2009, and our operating subsidiary has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (our parent company pays us rent).

Principal Products and Services

In the United States, we currently operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

Sponsored Waste Programs

Sponsored Waste Programs are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office buildings, municipalities, etc. may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services in many cases. Through our engagement with the public in our collection network, the sponsoring brands often receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. Non-compliant materials (e.g. products unrelated to category), contamination (e.g. food or other residual products), or material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery.

As of December 31, 2023, we have over 115 brand sponsored national recycling programs, operating in 48 states. These programs generated $15.004 million in revenue in 2023.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas Sponsored Waste Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

The boxes are affixed with a prepaid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Material Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

We currently offer more than 85 categories of publicly offered Zero Waste Boxes on our website. This division generated $16.193 million in 2023 sales.

Material Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the Sponsored Waste and Zero Waste Boxes programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#7)), we also recycle complex streams like clothing, furniture, and electronics.

In some cases, our Material Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $2.572 million in revenue in 2023. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margins than other business divisions of the company that have more unique product offerings that can be priced at a premium.

Regulated Waste

We opened the TerraCycle Regulated Waste division as an extension of the Zero Waste Boxes division in November 2017, immediately after the acquisition of acquisition of the assets of Air Cycle Corporation (“Air Cycle”), a then 20-year old company that brokers recycling services for fluorescent light bulbs and batteries. The assets acquired from Air Cycle comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, its intellectual property and its books and records.

The Regulated Waste division includes: the sale of boxes for the pre-paid return of light bulbs and electronics, and bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels (here, the same materials are collected as single pallets on the small side or as truckloads on the larger side); and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled in the division’s Chicago area office.

In May 2023, the Company acquired Complete Recycling Solutions, LLC (“CRS”) with locations in Massachusetts and New Jersey. Through CRS, the Company now engages in recycling of lighting and electronic waste including materials such as mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lights ballasts.

Consistent with its practices in other operating divisions, TerraCycle does not own and operate universal waste processing facilities; rather, all collected waste is shipped directly to third-party EPA registered universal waste processing companies.

This division generated $9.665 million in sales in 2023.

Market and Competition

Sponsored Waste Programs

We believe that our Sponsored Waste Program has a unique business model and therefore has no direct competition.

In many ways, our Sponsored Waste business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the waste streams that we principally focus on.

Zero Waste Boxes

Similar to the Sponsored Waste Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

Regulated Waste

There is, however, significant competition in the Regulated Waste space, as there are companies, many much larger than us, that collect and process universal waste. The main industries served by our regulated waste line of business are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. We believe, however, that we will be able to grow a significant universal waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients. For details regarding our expansion into lighting and electronic waste, see Principal Products and Services – Regulated Waste, above.

Material Sales

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing. We have seen variations in revenue in this segment from year to year depending on whether we had a one-time large sale with a particular customer.

Employees

We contract for approximately 63% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 88 full-time employees and no part-time employees.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations (subject to the CRS recycling activities – as described below), as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

During 2023, TerraCycle expanded its service to include recycling solutions for lighting and electronic waste, which may include materials containing mercury, PCB and Non-PCG lighting ballasts, cathode ray tubes, and batteries. These expanded services are offered as CRS operates under a hazardous waste permit issued by the Massachusetts Department of Environmental Protection allowing for recycling of mercury containing devices and PCB ballasts under said permit.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo, “TerraCycle”, TerraCycle + Infinity Arrow logo (lockup) and “ELIMINATING THE IDEA OF WASTE”.

Neither we nor our parent company hold any patents and have not applied for any patents.

Litigation

From time  to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or any of its subsidiaries.

The Company’s Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at approximately $1 million . There are two mortgages on the buildings totaling to approximately $307,000 as of December 31, 2023 and $349,000 as of December 31, 2022. We receive revenue from our parent company for its pro-rata use of the buildings.

In 2022, we acquired a property in the Chicago area, (401 S. Highland Avenue), located in Aurora, IL for total consideration of $5.7 million (the “Chicago Property”), of which amount $4,560,000 was financed. The mortgage on the building was approximately $4,426,000 as of December 31, 2023 and $4,560,000 as of December 31, 2022. We expect the Illinois facility to centralize our various leased warehousing needs resulting in efficiencies and savings.

Acquisition of this MRF positions us well for future growth and scaling. The facility’s size means we can meaningfully grow without needing to lease additional space or renegotiate contracts with vendors.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2023 and December 31, 2022 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of Business Operations and Revenue Recognition

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, Terracycle, Inc. (“TCI Parent”) which continues to own all of our common stock (approximately 71.8% of our equity). The remaining 28.2% of our equity is held by stockholders from our Regulation A offering which was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC (“TerraCycle US, LLC”), is also our operating subsidiary and has been operating in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic subsidiary, TerraCycle Regulated Waste, LLC. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Our net sales are derived primarily from sale of products and services in four principal segments: Sponsored Waste, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments.

In Sponsored Waste, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. We generally record revenue from these programs both from management fees that we charge the sponsors as well as variable fees that we charge the sponsors based on the amount of waste received. In some programs we provide additional add-on services such as shopper marketing and sale of specialty products made from recycled materials.

We also sell recycling services via Zero Waste Boxes. Through this program we send Zero Waste Boxes to customers or clients to be returned to us once filled with the applicable waste stream. This program is used by customers or clients who wish to collect and recycle a specific waste stream not sponsored by a brand. We receive revenues from the sale of these services. In addition, we work with some Zero Waste Boxes customers to design custom programs where we provide marketing and support services to help promote the collection of certain waste streams. In addition to the revenue earned from the sale of recycling services via Zero Waste Boxes, we also earn management fees for the marketing and support service that we provide to support those programs.

In Material Sales we receive revenues from the sale of pre-processed waste directly to a recycler and/or sale of the processed recycled materials recycled through third party recycling facilities.

Regulated Waste provides products and services to mainly offices for the effective and compliant management of Regulated Universal waste. Revenue from Regulated Waste is derived from fees we charge for these products and services.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services).

Media Placements and Awards

Throughout 2023, we earned over 24,200 media placements globally, resulting in a combined reach of nearly 32.3 billion readers, marking a 6% increase in placements over last year. The North American PR team generated over 19,600 media placements throughout 2023, resulting in a combined reach of nearly 18.6 billion readers, marking a 13% increase in placements and an 8% increase in readers over the same period in 2022.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the revenue and expenses reported for the periods covered by the financial statements and certain amounts disclosed in the accompanying notes to the consolidated financial statements. Actual amounts could differ significantly from those estimates and assumptions. The estimates affecting the consolidated financial statements that are particularly significant include revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities and commitments and contingencies.

Operating Results

The Company’s financial performance has continued to be strong in 2023, in spite of the impact of the economic uncertainty on the spending decisions of our clients.

Net sales for the company for the fiscal year ended December 31, 2023 (“Fiscal 2023”) were approximately $43,283,000, an increase of $1,264,000 (3%) from $42,019,000, compared to December 31, 2022 (“Fiscal 2022”). This change was impacted by varying performances by our sectors:

•	Sponsored Waste net sales decreased by approximately $1,674,000 (10%), driven mostly by lower collections per program.

•	Zero Waste Boxes net sales increased by approximately $2,561,000 (19%) driven by the continued expansion of this segment across individual and corporate customers.

•	Material Sales net sales decreased by $949,000 (27%) during Fiscal 2023 from $3,521,000 during Fiscal 2022 due to a one-time customer in 2022.

•	Regulated Waste net sales increased by $3,832,000 (66%), as the impact of partial return to offices continues to impact this business, plus the $3,250,000 contribution to revenue from Complete Recycling Solutions, LLC (“CRS”) acquisition in 2023.

In addition, there was approximately $2,505,000 decrease as a result of the timing of revenue recognition of annual contracts. The decrease was primarily attributable to the deferred revenue on the variable fees, which are not recorded at the segment level.

A breakdown of the company’s performance by each segment for Fiscal 2023 and Fiscal 2022, can be seen in Note 13 to the accompanying financial statements.

Our cost of sales primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of sales was approximately $19,548,000 in Fiscal 2023, an increase of $771,000 (4%) from $18,777,000 in the same period last year. Components of this change include: $1,047,000 of costs from CRS acquisition in 2023; $1,414,000 decrease in costs of the waste processed from prior years (decreasing the recognized revenue as explained above); $1,276,000 decrease in processing and freight costs associated with the decreased sales partially offset by $262,000 increase in processing and freight costs associated with the increase in Regulated Waste sales; and $2,166,000 increase in allocation of salaries and overhead costs that were allocated to costs of sales from operating expenses.

Gross profit was $23,735,000 and $23,242,000 in 2023 and 2022, respectively, reflective of $493,000 while gross margin decreased from 55.3% to 54.8% The descrease in gross margin percentage was driven by an increase in the allocation of salaries and overhead costs to cost of good sold offset by favorable product sales mix.

Our operating expenses primarily consist of selling, general and administrative expenses. Operating expenses for Fiscal 2023 were approximately $22,382,000, an increase of $2,156,000 (11%), compared to the same period in the prior year of $20,226,000. This increase was driven by continued investment in resources to grow the business, primarily in the form of hiring direct company personnel ($521,000) including the addition of CRS personnel ($1,460,000). The increased operating expenses were also due to an increase in TCI Parent allocated personnel and overhead ($1,741,000), increased marketing expenses supporting the growth of Zero Waste Boxes ($341,000), reduction in bad debt (-$176,000), increase in depreciation expense related to purchase of building in Illinois ($162,000) and acquisition of CRS assets ($90,000) and increase in amortization expense related to intangible assets acquired with purchase of CRS ($165,000), and decrease in allocation of salaries and overhead costs that were allocated to costs of sales from operating expenses (-$2,166,000).

Other (income)/expense decreased by approximately $246,000 to an expense of approximately $11,000 in Fiscal 2023 from an income of $235,000 in the same period last year. The primary driver of the change was the approximately $235,000 change in interest expense to $254,000 in Fiscal 2023 from $19,000 in the same period last year due to the loan related to purchase of the building in Illinois.

Income tax provision decreased by approximately $536,000 to $389,000 for Fiscal 2023 from $925,000 in Fiscal 2022, due to the lower level of before tax profits.

As a result of the foregoing, the net income of the company decreased by approximately $1,373,000 for Fiscal 2023 to $953,000, from $2,326,000 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

We were provided with approximately $2,861,000 of cash from operations during Fiscal 2023 compared using $4,183,000 in cash in Fiscal 2022. Net income generated $953,000 of cash flow. Accounts receivable provided $1,065,000 in cash in Fiscal 2023 compared with using $1,322,000 in cash in Fiscal 2022 due to increased  collections of aged receivables. Inventory provided approximately $75,000 due to an decrease in inventory related to higher ZWB sales. Accounts payable provided $339,000 in cash in Fiscal 2023 compared with using $695,000 in cash in Fiscal 2022 due to the timing of payables coming due. Intercompany receivables provided about $2,410,000 of cash in connection with payments from TCI Parent. Deferred income used approximately $683,000 of cash due to a reduction in this liability due to recognizing revenue based on annual contract terms.

Investing Activities

During Fiscal 2023, we used approximately $8,542,000 cash in connection with the company’s investing activities comprised of $238,000 in purchases of equipment and $1,692,000 for improvements to the Illinois building and the acquisition of Complete Recycling Solutions, LLC on June 1, 2023. We acquired Complete Recycling Solutions, LLC for a total purchase price of approximately $6,649,000 comprising of $5,915,000 in cash, 174,544 shares of TCI Common Stock valued at $662,000, and net working capital of $72,000. For details regarding this acquisition, see Note 3 to our Consolidated Financial Statements accompanying this report.

Financing Activities

Our financing activities used net cash of approximately $2,631,000 during Fiscal 2023 and $1,102,000 during Fiscal 2022. We used approximately $2,325,000 in a cash dividend made to holders of our Class A Preferred Stock during Fiscal 2023. This was a 59% reduction compared to approximately $5,624,000 dividend paid during Fiscal 2022. For information regarding our dividend policy, see above Item 1. Business – Overview – Some attributes of our stock. In Fiscal 2022, we entered into a $4,560,000 loan with Citibank to finance the above described purchase of the Chicago property.

Capital Resources

Management believes that the company’s existing cash balances of $8,186,000 at December 31, 2023, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300,000 and was subject to interest at 5.75%. The mortgage note was secured by the building and matures on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $134,000 and $156,000 at December 31, 2023 and 2022, respectively. As TD Bank had a call to reset the interest rate at each five-year anniversary of the mortgage (and was set to do so in 2024), we exercised our option to pay off the entire mortgage on February 7, 2024, without penalty and paid the $132,000 that was owed in principal and interest on that date.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $173,000 and $193,000 at December 31, 2023 and 2022, respectively.

The company entered into a term loan agreement with TCI Parent on July 1, 2019, as amended, under which TCI Parent may borrow up to $10 million from the company. Under the terms of the agreement, TCI Parent will pay interest on a quarterly basis at a rate of LIBOR + 2.25 percent based on the average monthly balance for each preceding quarter. The entire unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, which is January 1, 2024. The company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI Parent in connection with this agreement was untrue in any material respect at the time it was made. As at Fiscal 2023 and Fiscal 2022, the balance of the company’s loan to TCI Parent pursuant to this agreement was approximately $780,000 and $3,269,000, respectively. The term loan agreement and amendment are attached to this report as Exhibits 6.4 and 6.5, respectively.

At Fiscal 2023 and Fiscal 2022, the Company had a net related party short term receiveable from other subsidiaries of TCI in the amount of approximately $130,000 and $51,000, respectively. Additionally, the Company allocated approximately $1,179,000 and $1,159,000 for Fiscal 2023 and Fiscal 2022, respectively, for office and related expenses to TCI and related subsidiaries. See also Note 7 to the financial statements.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for total purchase price of $5,700,000. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560,000 with an annual interest rate of 5.21%. Monthly payments of approximately $31,000 until a final balloon payment of approximately $2,899,000 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100,000 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note was approximately $4,426,000 and $4,560,000 at Fiscal 2023 and Fiscal 2022, respectively.

Leases

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally within 12 months. The determination of whether to include any renewal options is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of December 31, 2023 and 2022.

Rent expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Operating lease expense of approximately $650,000 and $349,000 for the years ended December 31, 2023 and 2022, respectively, is included in selling, general and administrative expenses in the consolidated statements of operations.

Trend Information

Management Plans

Acquisition of Complete Recycling Solutions

On June 1, 2023, TerraCycle closed on the acquisition of Complete Recycling Solutions, a 21-year-old universal waste recycling company. CRS is based in Fall River, Massachusetts (less than 20 miles from Providence, Rhode Island), and is in the same business as our Regulated Waste segment (based in Illinois, just outside of Chicago). Both companies are about the same size (around $6 million in revenue). As CRS owns and operates light bulb recycling services, we believe that this acquisition poses significant benefits to Regulated Waste, as it will now process lightbulbs that it collects internally, rather than paying higher costs to third party recyclers.

General Market Trends

●	We believe that the revenue in the business should continue growing, while costs are continually being monitored closely.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the United Nations, World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	Corporations are consistently integrating sustainability programs into their operations and marketing initiatives.

Item 3. Directors and Officers

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	41	August 2017
Richard Perl	Director	TerraCycle US Inc.	66	November 2017
Damian Finio	Director	TerraCycle US Inc.	54	December 2023
Daniel Rosen	Director	TerraCycle US Inc.	41	November 2017
David Zaiken	Director	TerraCycle US Inc	71	November 2017
Udi Laska	Director	TerraCycle US Inc	74	November 2017
Tom Miller	Director	TerraCycle US Inc.	69	November 2017
Marian Chertow	Director	TerraCycle US Inc.	68	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	41	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	66	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	69	September 2011 – October 1, 2023
Damian Finio	Chief Financial Officer	TerraCycle, Inc.	54	October 2, 2023
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	41	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	41	January 2003

Steven Russo	Director	TerraCycle, Inc.	61	August 2009
Brett Johnson	Director	TerraCycle, Inc.	52	August 2009
David Zaiken	Director	TerraCycle, Inc.	70	September 2013
Veronique Cremades-Mathis	Director	TerraCycle, Inc.	55	February 2021

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru. As previously disclosed, Javier transitioned out of his role as CFO in October 2023 and retired in March 2024.

Damian Finio, Chief Financial Officer

Prior to joining the Company, Damian served as Chief Financial Officer of Phibro Animal Health Corporation, a Nasdaq public company, between November 2020 and September 2023. Between February 2018 and November 2020, Damian served as Chief Financial Officer and Corporate Secretary of Teligent, Inc., a Nasdaq public company that is a global manufacturer and distributor of topical pharmaceutical products in the United States and injectible pharmaceutical products in Canada. He has over 30 years of financial management experience. From November 2015 through January 2018, Mr. Finio served as Chief Financial Officer of Virtus Pharmaceuticals LLC, a specialty pharmaceutical company covering a broad range of therapeutic areas. From August 2014 through November 2015, Mr. Finio was SVP Finance of Heritage Pharmaceuticals Inc. (now known as Avet Pharmaceuticals Inc.), a marketer of generic pharmaceutical products. He began his career in public accounting at KPMG LLP. Damian has a Bachelor of Science in Accounting from The Pennsylvania State University and an MBA from the University of Delaware, and is an (inactive) Certified Public Accountant and (inactive) Certified Treasury Professional.

Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Veronique Cremades-Mathis, Director of TerraCycle, Inc.

Veronique joined TerraCycle Inc. Board of Directors in 2021.  Ms. Cremades-Mathis was at Nestle for over thirty years.  Most recently she was the Global Head of Sustainable Packaging (2019-2021) in charge of the Sustainable Packaging transformational journey for the company across 100+ countries, 450 factories, 5000 production lines, leading the recycled food grade plastic market creation and supported the creation of Nestle Institute of Packaging Science.  Prior to that she was Global Head of Dairy, Food & Confectionery, Nestle Professional (2017-2019) and Managing Director & CEO, Nestle New Zealand (2011-2017).  Veronique holds a BA from Hotel Business School, and a Masters in Business and Food Science from Strasbourg University, France.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$200,013	(1)	N/A	$200,013
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$146,112	(1)	N/A	$146,112
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$122,538	(1)	N/A	$122,538	(3)

(1)	TerraCycle, Inc. is the employer of the executive officers. Allocated amount varies by each executive, based on the amount determined each dedicates to the US operations, see “Item 5. Interest of Management and Others in Certain Transactions -- Operational Support Services Agreement” below.

(2) (3)	The executives also received medical and health benefits, generally available to all salaried employees. Reflects compensation from January 1, 2023, through October 1, 2023.

Our parent company did not provide any cash compensation to its board members for the year 2023. Each parent company board member was awarded approximately 5,400 shares of options to purchase our parent company's stock at strike price for each of the three board meetings attended. All options vest immediately upon grant and may be exercised anytime within 10 years of grant date.

For the fiscal year ended December 31, 2023, we compensated the independent directors serving on our board with stock options to purchase parent company stock (at a strike price) with a value approximating $50,000 as a group. There are four independent directors serving on our board. Management directors are not compensated for director service. All options vest immediately upon grant and may be exercised anytime within 10 years of grant date.

Employment Agreement of Executive Officer

Mr. Finio began serving as the Company’s CFO in October 2023. He has an at-will employment agreement with TCI under which he receives a base salary of $375,000, which was adjusted as of January 1, 2024, to $400,000 per year. Mr. Finio is eligible to participate in any bonus plan established by TCI, and was awarded a cash bonus of $50,000 for his service in 2023, and will be awarded the same cash bonus for 2024 payable in April 2025. Cash compensation is allocated to the Company as described in note (1) under the compensation table above. He also received a grant of 1,170,000 Restricted Stock Units (“RSUs”) equivalent to 1% of TCI’s fully diluted/as-converted stock, or approximately 117 million shares. The RSUs convert into TCI Common Stock upon a liquidity event (e.g., change of control or IPO). He will be eligible for another award in 2026 for service in 2025. All RSUs will be forfeited in the event Mr. Finio leaves TCI for any reason prior to an event triggering the conversion into common stock. If his employment is terminated by TCI without cause (and other than as a result of death or disability), or if he terminates his employment for Good Reason (as defined therein), he will receive severance in the amount of his base salary for twelve months and his pro-rata share of his annual target bonus based on the percentage of the year he worked prior to termination, subject to both having met the established targets and signing a release agreement with TCI. Mr. Finio will also be covered by any director and officer policy, and will be indemnified to the extent he was working within the course and scope of his employment, in good faith and with the reasonable believe that his actions were lawful and in the best interests of TCI.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2023, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.
	121 New York Avenue,
	Trenton, NJ 08638	500,000	N/A	100.0%
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	50,000	N/A	25.5%
	All Executive Officers and	107	N/A	< 0.1%
	Directors of TerraCycle US Inc.

The following table sets out, as of December 31, 2023, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common:	Common:	Common:
		8,205,898	26,810,606 (3)(4)	81.18% (5)

		Preferred Series: A: 4,357,143 B: 3,835,556 C: 244,000 E: 254,166		Preferred Series: A: 30.10% B: 18.74% C: 9.12% E: 2.43%
Common, Preferred: Series A, B, C & E	All Executive Officers and	Common:	Common:	Common:
	Directors of TerraCycle US Inc. (2)	10,371,109	32,885,454 (3)(4)	87.90% (5)

		Preferred Series:		Preferred Series:
		A: 6,214,286		A: 42.93%
		B: 5,470,383		B: 26.73%
		C: 348,000		C: 13.01%
		E: 431,943		E: 4.14%

(1)	The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2)	Includes shares held through Lorax Holdings LLC (“Lorax”), beneficially owned by Tom Szaky (61%), Richard Perl (16%), Javier Daly (13%) and Daniel Rosen (10%). Lorax owns 4,481,581 shares of Common Stock, 7,142,857 shares of Class A Preferred Stock, 6,287,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock. Beneficial ownership acquirable does not include Javier Daly’s 13% interest in Lorax as he was no longer an officer as of December 31, 2023. For most decisions, the voting control over Lorax is ultimately held by Tom Szaky. There are a limited number of circumstances that would require the vote of members holding 77% of the membership interests in Lorax.
(3)	Acquirable from the exercise of options.
(4)	Acquirable from the conversion of preferred shares.
(5)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

Item 5. Interest of Management and Others in Certain Transactions

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Sponsored Waste Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc (our parent, or “TCI”) employs about 88 staff in the US and its international operations. In addition, TCI contracts with an exclusive IT services provider in Budapest with about 25 employees and two providers based in Ukraine with about 10 employees. Due to the relatively small number of contractors based in Ukraine, we do not believe the current conflict in that area will have a material impact in our operations. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We share the cost of the Global Services Team based on an activity-based costing analysis prepared at the beginning of the year, where each subsidiary is charged based on the time required by the Global Services Team to support them. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Sponsored Waste Program management, (3) engineering services, and (4) executive services. For the fiscal years 2023 and 2022, our share of the cost and fees of the Global Services Team was 61%, and 51%, respectively. For the fiscal years 2023 and 2022, we paid our parent company a total of $7,777,673 and $9,487,000, respectively, for the services we received from the Global Services team. We anticipate our share will increase to 63% for fiscal year 2024.

Company Funding to the Parent

On a regular basis, we advance funds to our parent to cover items such as payroll. At the same time, our parent incurs on expenses on behalf of its subsidiaries including our company, expenses which are charged on a quarterly basis. Finally, as indicated under the Tax Sharing Agreement section, we reimburse the parent for the federal income tax we would had paid had we not made use of the parent’s NOL carryforward. In the event the net of these transactions results in a net receivable from the parent, we charge the parent an interest of LIBOR + 2.25%, accrued on a quarterly basis. At December 31, 2023 and 2022, we had a net payable to the parent of $779,693 and $3,269,153, respectively.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2023 and 2022, our parent company paid us approximately $279,000 and $253,000 in rent, respectively.

Item 6. Other Information

None.

Item 7. Financial Statements

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

TerraCycle US Inc. and Subsidiaries

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of TerraCycle US Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Blue Bell, Pennsylvania

April 29, 2024

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)
	December 31,	December 31,
	2023	2022
Assets
Current Assets
Cash	$8,186	$16,499
Accounts receivable, net	5,313	5,427
Related party receivable, net	850	3,320
Note receivable	1,215	-
Inventory, net	1,635	1,652
Deferred tax asset		147
Prepaid expenses and other current assets	1,252	650
Total current assets	18,451	27,695
Long term assets
Property, plant and equipment, net	9,227	6,850
Operating lease right-of-use assets	4,919	1,519
Goodwill	2,464	953
Other intangible assets, net	4,379	1,021
Total assets	$39,440	$38,038
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$181	$172
Long-term operating lease liability	571	327
Accounts payable	1,188	839
Related party payables	279	255
Accrued redemption points	473	440
Accrued expenses and other current liabilities	1,526	1,989
Deferred tax liability	246
Deferred income	4,387	5,070
Total current liabilities	8,851	9,092
Long-term debt, net of current portion	4,554	4,737
Long-term operating lease liability	4,469	1,273
Total liabilities	$17,874	$15,102
Commitment and contingencies (note 9)
Stockholders' equity:
Common stock, par value $0.001 per share, 1,500,000 shares authorized:
500,000 shares issued and outstanding at December 31, 2023 and 2022	-	-
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized: 196,173 and 196,142 shares issued and outstanding at December 31, 2023 and 2022;
liquidation preference of $196,173 at December 31, 2023	-	-
Additional paid-in capital	18,751	18,748
Retained earnings	2,815	4,188
Total stockholders' equity	21,566	22,936
Total liabilities and stockholders' equity	$39,440	$38,038

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands)
	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Net sales	$43,283	$42,019
Cost of sales	19,548	18,777
Gross profit	23,735	23,242
Operating expenses
Selling, general and administrative expenses	22,382	20,226
Income from operations	1,353	3,016
Other (income) expenses:
Interest income	(245)	(258)
Interest expense	254	19
Foreign currency exchange	2	4
Total other expenses (income)	11	(235)
Income before provision for income taxes	1,342	3,251
Provision for income taxes	389	925
Net income	$953	$2,326

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

(In thousands)
	Common Stock		Preferred Stock				Total
	Amount	Shares	Amount	Shares	APIC	Retained Earnings	Stockholders' Equity
Balance at January 1, 2022	$-	500	$-	196	$18,748	$7,486	$26,234
Dividend distribution	-	-	-	-	-	(5,624)	(5,624)
Net income	-	-	-	-	-	2,326	2,326
Balance at December 31, 2022	-	500	-	196	18,748	4,188	22,936
Reg A+ Class A preferred stock warrants exercised	-	-	-	-	3	-	3
Dividend distribution	-	-	-	-	-	(2,326)	(2,326)
Net income	-	-	-	-	-	953	953
Balance at December 31, 2023	$-	500	$-	196	$18,751	$2,815	$21,566

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)
	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Cash flows from operating activities
Net income	$953	$2,326
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	269	104
Depreciation	319	67
Deferred tax provision	394	(14)
Bad debts	(254)	96
Loss on disposal of property and equipment	-	1
Operating lease assets	548	326
Changes in operating assets and liabilities:
Accounts receivable	1,065	(1,322)
Related party receivables, net	2,470	(2,754)
Inventory	75	(154)
Prepaid expenses and other current assets	(469)	396
Note receivable	(1,215)	-
Accounts payable	339	(695)
Related party payables	24	30
Accrued expenses and redemption points	(464)	(86)
Operating lease liabilities	(509)	(244)
Deferred income (loss)	(683)	(2,260)
Net cash provided by (used in) operating activities	2,861	(4,183)
Cash flows from investing activities
Purchase of property and equipment	(238)	(5,750)
Purchase of leasehold improvements	(1,692)	-
Acquisition of business, net of cash acquired	(6,613)	-
Net cash used in investing activities	(8,543)	(5,750)
Cash flows from financing activities
Repayment from long-term debt	(309)	(38)
Proceeds from long-term debt	-	4,560
Warrants exercised of preferred stock	3	-
Dividends paid	(2,326)	(5,624)
Net cash used in financing activities	(2,631)	(1,102)
Net decrease in cash	(8,313)	(11,035)
Cash, beginning of year	16,499	27,534
Cash, end of year	$8,186	$16,499
Supplemental disclosure of cash flow data:
Interest paid	$237	$19
Cash paid for operating leases	$611	267
Cash paid for income taxes	$962

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries which are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2023 and 2022.

The Company is a subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2023 and 2022, overhead charges, include primarily compensation and related benefits, were approximately $10,824 and $9,487, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of TCUSI and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the revenue and expenses reported for the periods covered by the financial statements and certain amounts disclosed in the accompanying notes to the consolidated financial statements. Actual amounts could differ significantly from those estimates and assumptions. The estimates affecting the consolidated financial statements that are particularly significant include revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities and commitments and contingencies.

Accounts Receivable and Reserve for Credit Losses

The Company accounts for trade receivable at original invoice amount less a reserve for credit loss based on a review of all outstanding amounts. The reserve for credit loss is our best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns of our customers so that we can properly assess and respond to changes. Past due balances are reviewed individually for collectability. Account balances are charged against the reserve when it is probable the receivable will not be recovered. The reserve for credit losses was $120 as of December 31, 2023. The allowance for credit losses was $374 as of December 31, 2022.

Note Receivable

The Company through TC US LLC on September 12, 2023, entered into a loan agreement with Services De Consultations Sinclair Inc. (“SCS). TC US LLC being the sole customer to SCS a waste processing facility in Canada made the loan to cover the cost of equipment needed by SCS to process waste collected for processing. The balance of the loan outstanding at December 31, 2023 was $1,215.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. These financial institutions have strong credit ratings and management believes the credit risk related to these deposits is minimal.  The Company has not historically experienced any related losses.

The Company routinely assesses the financial strength of its customers and establishes an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company writes off accounts receivable as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is worthless.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and finite life intangible assets, is computed and included in cost of goods sold and in selling, general and administrative expense, as appropriate. Long-lived assets, consisting primarily of property, plant and equipment, are stated at cost less accumulated depreciation. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful lives of the assets (buildings – 39 years, machinery and equipment – 5 to 7 years, computer hardware and software – 3 to 5 years, furniture and fixtures – 7 years, automobiles – 5 years, leasehold improvements – shorter of estimated useful life or lease term). Depreciation commences in the year the assets are placed into use. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations and stockholders’ equity.

Finite life intangible assets consist primarily of patents, website development costs, trademarks, certifications, permits, contracts and customer relationships, and amortized over periods ranging from five to fifteen years. The Company accounts for website development costs in accordance with guidance for the accounting of Intangibles - Goodwill and Other, Website Development Costs ASC 350. All costs incurred in the planning stage of developing a website are expensed as incurred as are internal and external training and maintenance costs.

External and internal costs, excluding general and administrative costs and overhead, incurred during the applicable development stage of internally used website software are capitalized. Such costs include external direct costs of materials and services consumed in development or obtaining web site software, payroll and payroll related costs for employees directly associated with and who devote time to developing website software. Upgrades and enhancements that result in additional functionality to the website software are also capitalized.

Capitalized cost of finite life-intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization expense amounted to approximately $269 and $104 for the years ended December 31, 2023 and 2022, respectively.

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2023 and 2022.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the consideration paid over the fair value of identifiable net assets acquired. Goodwill is not amortized, but instead is subject to impairment testing on an annual basis, and between annual tests whenever events or changes in circumstances indicate that the fair value may be below its carrying amount. Impairment testing for goodwill is done at a reporting unit level in accordance with Accounting Standards Update (“ASU”) 2017-04. The Company is required to make certain assumptions and estimates regarding the fair value of the reporting units containing goodwill when assessing for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses. The Company considers qualitative factors as part its annual impairment assessment to determine whether it is more likely than not that a reporting unit’s carry value exceeds its fair value. If its qualitative assessment indicates that goodwill impairment is more likely than not, the Company will perform a quantitative impairment test. Alternatively, the Company may bypass the qualitative test and initiate a quantitative goodwill impairment testing, comparing the fair value of the reporting unit to its carrying value, including goodwill.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

If the fair value of a reporting unit exceeds its carrying value, the Company concludes no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company will record a goodwill impairment loss for the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of the reporting unit’s goodwill. The Company completes its annual impairment assessment each year at December 31. The Company performed a quantitative impairment assessment with no impairment charges recorded for the years ended December 31, 2023 and 2022, respectively.

Foreign Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2023 and 2022, the Company recognized a foreign currency transaction loss of $2 and $4, respectively.

Income Taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns through February 2020. After February 2020, the Company files its own tax return separate from the Parent Company. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns.

The Company follows the FASB guidance, specifically ASC 740-10 (formerly known as FIN 48), for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions will “more-likely-than-not” be sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2020 through 2022 tax years are still subject to tax examinations at the Federal, State, and local level.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. The Company uses estimates in determining the level of reserves required to state inventory at the lower of cost or market. The Company’s estimates are based on market activity levels for slow-moving items and the physical condition of the products. Changes in any of these factors may result in adjustments to the carrying value of inventory.

Revenue Recognition

Revenue is recognized when (1) a contract with a customer exists, (2) performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer, (3) the transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer, (4) the transaction price is allocated to the performance obligations in the contract, and (5) the Company satisfies performance obligations.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of $3,079 and $3,922 is included in deferred income at December 31, 2023 and 2022, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of $1,307 and $1,148 is included in deferred revenue at December 31, 2023 and 2022, respectively.

Merchandise sold is recorded as revenue upon shipment.

Shipping Costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2023 and 2022, shipping and handling costs were $6,687 and $6,288, respectively.

Advertising Costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2023 and 2022, advertising expenses amounted to $1,079 and $738, respectively.

Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $55 and $20 for the years ended December 31, 2023 and 2022, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2023 and 2022, this liability amounted to $473 and $440, respectively.

Recently Adopted Accounting Pronouncements

Leases. On January 1, 2022, the Company adopted ASU 2016-2, Leases (Topic 842), which required the Company to recognize lease assets and lease liabilities (related to leases previously classified as operating under previous U.S. GAAP) on its consolidated balance sheet for all leases in excess of one year in duration. The adoption of this ASU impacted the Company’s financial statements in that all existing operating leases were recorded as right-of-use (“ROU”) assets and liabilities on the balance sheet.

The Company elected to adopt the guidance using the modified retrospective method and, therefore, have not recast comparative periods presented in its consolidated financial statements. The Company elected the package of transition practical expedients for existing leases and therefore the Company has not reassessed the following: lease classification for existing leases, whether any existing contracts contained leases, if any initial direct costs were incurred and whether existing land easements should be accounted for as leases. The Company did not apply the hindsight practical expedient; accordingly, the Company did not use hindsight in its assessment of lease terms. As permitted under ASU 2016-2, the Company elected as accounting policy elections to not recognize ROU assets and related liabilities for leases with terms of twelve months or less and to not separate lease and non-lease components, and instead account for the non-lease components together with the lease components as a single lease component.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

In connection with the adoption of the new standard, the Company recorded $2,200 of operating lease right of use assets and operating lease liability as of January 1, 2022. See Note 9 for additional information and required disclosures.

Under Topic 842, the Company determined if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted this guidance on January 1, 2022. The adoption of this ASU did not have a material impact on the consolidated financial statements and related disclosures.

Financial Instruments—Credit Losses (Topic 326). In June 2016, the FASB issued ASU 2016-13, which requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2023, as required. There was no material impact on the consolidated financial statements resulting from the adoption.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in ASU 2023-07 apply to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023. The Company plans to adopt at effective date.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company plans to adopt ASU 2023-07 at the effective date.

Note 3 – Acquisition

On May 31, 2023, the Company acquired 100% of the securities of Complete Recycling Solutions, LLC (“CRS”) for total Purchase Price of $6,649. CRS is a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The acquisition is accounted for in accordance with ASC 805. Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of our Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings that is to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

The customer relationships and certification and permits assets are being amortized on a straight-line basis over a period of 15 years. The current contracts are being amortized on a straight-line basis over a period of 5 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Current contracts and customer relationships were valued using the multi-period excess earnings method of the income approach valuation, while certifications and permits was valued using the replacement cost new less depreciation method of the cost approach valuation.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

CRS Acquisition
Cash consideration	$6,577
Working capital adjustment	72
Total purchase price	$6,649
Asset acquired:
Cash	$36
Accounts receivable	697
Inventory	59
Other current assets	133
Fixed assets	766
Operating lease asset	3,949
Goodwill	1,511
Certifications and permits	1,472
Current contracts	79
Customer relationships	2,076
Total assets	10,778
Less liabilities assumed:
Accounts payable	(9)
Short term operating lease liability	(320)
Other current liabilities	(171)
Long term operating lease liability	(3,629)
Total liabilities	(4,129)

Net assets acquired	$6,649

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2023, was $3,250, and $261, respectively. The Company incurred expenses related to transaction fees of approximately $242. This transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2023.

Note 4 - Inventory

Inventory consists of the following:

	2023	2022
Raw Materials	$1,683	$1,533
Finished Goods	177	340
	1,860	1,873
Less reserve for obsolete inventory	225	221
Inventory, net	$1,635	$1,652

Note 5 - Property and Equipment

Property and equipment, net consist of the following as of December 31, 2023 and 2022:

	Estimated
	Useful lives	December 31, 2023	December 31, 2022
Land		$32	$32
Vehicles	5 years	271	97
Machinery and equipment	7 years	1,072	443
Buildings and improvements	39 years	8,898	7,043
Computer equipment	3 years	379	351
Furniture and fixtures	7 years	55	45
		10,707	8,011
Less accumulated depreciation		1,480	1,161
Property and equipment		$9,227	$6,850

For the years ended December 31, 2023 and 2022, depreciation expense amounted to approximately $319 and $67.

Note 6 – Goodwill and Intangible Assets, net

The following table sets forth the changes in the carrying amount of Goodwill for the year ended December 31, 2023:

Consolidated
Balance as of December 31, 2021	$953
Acquisition	-
Balance as of December 31, 2022	$953
Acquisition	1,511
Balance as of December 31, 2023	$2,464

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	December 31,	December 31,
	Useful lives	2023	2022
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	-
Customer relationships	15 years	2,076	-
Other intangibles	5 years	79	-
		5,184	1,557
Less accumulated amortization		805	536
Intangible assets, net		$4,379	$1,021

Amortization expense for the years ended December 31, 2023 and 2022 was approximately $269 and $104, respectively.

Estimated future amortization expense at December 31, 2023 for the next five years and in aggregate are as follows:

Year	Amount
2024	$387
2025	405
2026	285
2027	355
2028	355
Thereafter	2,592
Total	$4,379

Note 7 - Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At December 31, 2023 and 2022, the Company has a net related party short term receivable from TCI in the amount of $720 and $3,269, respectively. At December 31, 2023 and 2022 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $130 and $51, respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $279 and $255, respectively.

The Company allocated $1,179 and $1,159 for the years ended December 31, 2023 and 2022, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 - Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note matures on April 1, 2029 and is payable in monthly installments of $2.4 which includes principal plus interest at 5.75%. The mortgage note payable is secured by the building. The amount outstanding under the mortgage note payable was $135 and $156 at December 31, 2023 and 2022, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2.3, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $174 and $193 at December 31, 2023 and 2022, respectively.

On February 25, 2019, the Company opened a $2,000 Line of Credit with Bank of America. Terms were at an interest rate of daily LIBOR plus 2.75%, collateralized by fixed assets, inventory and receivables, and expiring on December 31, 2019 with a temporary renewal until June 30, 2022. This line of credit was closed in November 2022.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

On December 14, 2022, the Company recorded a home equity loan on its building in Illinois with a promissory note payable to Citibank, N.A. The note matures on December 14, 2023 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,426 and $4,560 at December 31, 2023 and 2022, respectively.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2023 are as follows:

Years ended December 31,	Amount
2024	$181
2025	190
2026	198
2027	208
2028	218
Thereafter	3,740
Total	$4,735

Note 9 - Commitments and Contingencies

Leases

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally within 12 months. The determination of whether to include any renewal options is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of December 31, 2023 and 2022.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company is to pay property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company got into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

Lease expense included in the consolidated statements of operations for the years ended December 31, 2023 and 2022 is shown below:

	December 31, 2023	December 31, 2022
Operating lease expense	$650	$349
Short-term lease expense	431	562
Variable lease cost	481	164
Sublease rental income	(35)	-
Total lease expense	$1,527	$1,075

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The following is a schedule, by years of maturities of lease liabilities as of December 31, 2023:

Years Ending December 31,	Total Operating Lease Payments
2024	$817
2025	803
2026	777
2027	487
2028	327
Thereafter	2,751
Total minimum lease payments(a)	$5,962
Less amount representing imputed interest	922
Present value of lease obligations	$5,040
Weighted average remaining lease term (years)	3.7
Weighted average discount rate	3.76%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 10 - Benefit Plan

The Company maintains a 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) for qualified employees who elect to participate. The terms of the 401(k) Plan define qualified employees as those who work an average of thirty hours a week or more and have completed at least thirty days of service. The Company matches employee contributions equal to 100% of salary deferrals that do not exceed 3% of employee compensation plus 50% of salary deferrals between 3% and 5% of employee compensation. For the years ended December 31, 2023 and 2022, the Company recognized expense amounting to $201 and $184, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations.

Note 11 - Income Tax Provision

The provision for income taxes consists of the following:

	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Current:
Federal	$(86)	$610
State	82	329
Total current (benefit) provision	(4)	939
Deferred:
Federal	351	(3)
State	42	(11)
Total deferred (benefit) provision	393	(14)
Total income tax provision	$389	$925

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Significant components of the Company's deferred tax assets for federal income taxes as of December 31, 2023 and December 31, 2022 consisted of the following:

	December 31,	December 31,
	2023	2022
Deferred tax asset:
Inventory reserve	$116	$133
Property and equipment	(463)	(60)
Accrued expense	19	28
Right-of use asset	(1,227)	(443)
Lease liability	1,257	466
Federal net operating losses and AMT credits	49	-
Other assets	3	23
Total deferred tax (liability) asset	$(246)	$147

The Company does not have unrecognized tax benefits as of December 31, 2023 or December 31, 2022. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Effective January1, 2022, we are subject to mandatory capitalization of Section 174 research and development expenditures. The capitalized expenses are subject to amortization over five and fifteen years for expenses incurred within the U.S. and outside of U.S., respectively.

Utilization of the net operating losses and general business tax credits carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, if changes in ownership of the company have occurred previously or occur in the future. Ownership changes may limit the amount of net operating losses and general business tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of 5-percent Shareholders in the stock of a corporation by more than 50 percentage points over a three-year period. If the Company experience a Section 382 ownership change, the tax benefits related to the NOL carry forwards may be further limited or lost.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2023 and 2021 is as follows:

Rate Reconciliation	2023	2022
Federal tax benefit at statutory rate	21.0%	21.0%
State tax, net of federal benefit	12.9	7.3
Deferred tax	(0.1)	0.3
Permanent differences	0.5	0.1
Other	(5.2)	(0.2)
	29.1%	28.5%

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company’s 2020-2022 tax years remain open and subject to examination.

Note 12 – Stockholders’ Equity

The Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $2,595. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against an outstanding promissory note. The 2,000 shares are new shares.

On April 5, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $786. Total shares associated with the closing are 7,864, 5,505 shares are new shares and 2,359 shares came from shares sold by the existing shareholder.

On September 16, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $5,497. Total shares associated with the closing are 54,974, 38,482 shares are new shares and 16,492 shares came from shares sold by the existing shareholder.

On December 18, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $861. Total shares associated with the closing are 8,614, 6,030 shares are new shares and 2,584 shares came from shares sold by the existing shareholder.

On March 2, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $2,751. Total shares associated with the closing are 27,512, all of which are new shares.

On July 31, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $1,995. Total shares associated with the closing are 19,950, all of which are new shares.

On September 30, 2020, the Company had elected to close the Regulation A+ capital raise of Non-voting Class A Preferred Stock.

On November 13, 2020, the Company had elected a final closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $4,938. Total shares associated with the closing are 49,276, all of which are new shares.

Note 13 - Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

	SW	ZWB	MS	RW	CORP	TOTAL
Year Ended December 31, 2023
Net Sales	$15,004	16,193	2,572	9,665	(151)	43,283
Income (loss) before income taxes	$218	1,231	(344)	315	(77)	1,343

Year Ended December 31, 2022
Net Sales	$16,678	13,632	3,521	5,834	2,354	42,019
Income (loss) before income taxes	$3,397	1,342	(2,617)	172	957	3,251

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 14 - Subsequent Events

On February 7, 2024, the Company paid off the principal and accrued interest of $132 mortgage note payable with TD Bank, N.A.

On April 16, 2024, the SCS $1,215 loan was transferred from TerraCycle US, LLC to TerraCycle Canada ULC and paid in full by TerraCycle Canada ULC.

The Company evaluated subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued and has disclosed all required events.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

he documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	Operational Support Services Agreement (1)
6.2	Rental Agreements (1)
6.3	Term Loan Agreement (2)
6.4	Amendment to Term Loan Agreement (2)
6.5	Purchase and Sale Agreement (3) *
6.6	First Amendment to Purchase and Sale Agreement (3)
6.7	Second Amendment to Purchase and Sale Agreement (3)
6.8	Third Amendment to Purchase and Sale Agreement (3)
6.9	Guaranty and Pledge Agreement (3)
6.10	Amendment to Term Loan Agreement (Jan. 1, 2024)#
6.11	Employment Agreement (July 12, 2023)*#

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)

(2) (3)

Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 1, 2023 and incorporated herein by reference).

*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.
#	Filed herewith.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on April 29, 2024.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
April 29, 2024

/s/	Damian Finio
Chief Financial Officer (Chief Accounting Officer) and Director
April 29, 2024

/s/	Richard Perl
Chief Administrative Officer and Director
April 29, 2024

/s/	Daniel Rosen
General Counsel and Director
April 29, 2024

/s/	David Zaiken
Director
April 29, 2024

/s/	Ehud Laska
Director
April 29, 2024